Exhibit 12.1
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014
and the nine months ended September 30, 2015

	Year ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$206,664	$238,088	$267,906	$211,428	$171,847	$209,724
Interest expense, net of amounts capitalized	76,120	77,334	62,503	74,475	88,992	62,452
Interest component of rental expense	176	191	267	632	1,327	1,719
Amortization of capitalized interest	2,905	3,412	4,498	6,340	4,555	3,416
Pre-tax net (income)/loss from non-controlling interest	—	—	—	—	1,246	(12,744)
Earnings as defined	$285,865	$319,025	$335,174	$292,875	$267,967	$264,567
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$85,054	$90,479	$78,497	$80,572	$85,720	$62,705
Interest on affiliated loans	8	534	—	—	—	—
Interest on interim obligations	603	1,374	1,930	1,412	1,109	2,136
Amortization of debt discount, premium and expense, net	2,098	2,026	1,169	1,266	1,261	1,234
Other interest charges	466	922	(1)	402	789	527
Interest component of rental expense	176	191	267	632	1,327	1,719
Fixed charges as defined	$88,405	$95,526	$81,862	$84,284	$90,206	$68,321
RATIO OF EARNINGS TO FIXED CHARGES	3.23	3.34	4.09	3.47	2.97	3.87